Exhibit 12.2

WGL HOLDINGS, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	Twelve Months Ended September 30,

($ in thousands)	2013	2012	2011	2010	2009

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320	$1,320	$1,320	$1,320	$1,320
Effective Income Tax Rate	0.3906	0.3981	0.4241	0.3981	0.3883
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6094	0.6019	0.5759	0.6019	0.6117
Pre-Tax Preferred Stock Dividends	$2,166	$2,193	$2,292	$2,193	$2,158

FIXED CHARGES:
Interest Expense	$35,423	$36,504	$40,544	$39,343	$43,649
Amortization of Debt Premium, Discount and Expense	331	352	414	434	413
Interest Component of Rentals	2,139	1,727	1,661	1,441	1,539

Total Fixed Charges	37,893	38,583	42,619	41,218	45,601
Pre-Tax Preferred Stock Dividends	2,166	2,193	2,292	2,193	2,158

Total Fixed Charges and Preferred Stock	$40,059	$40,776	$44,911	$43,411	$47,759

EARNINGS:
Net Income	$81,573	$141,138	$118,370	$111,205	$121,693
Add:
Income Taxes	52,292	93,349	87,150	73,556	77,274
Loss on Equity Method Investments	-	-	545	-	-
Distributed Income of Equity Investees	4,090	8,927	-	-	-
Total Fixed Charges	37,893	38,583	42,619	41,218	45,601

Total Earnings	$175,848	$281,997	$248,684	$225,979	$244,568

Ratio of Earnings to Fixed Charges and Preferred Dividends	4.4	6.9	5.5	5.2	5.1